FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 21, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated September 21, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: September 21, 2004	By: /s/ Bruno Nieuwland

Name: Bruno Nieuwland
Title: Chief Financial Controller

By: /s/ Marc Beuls

Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
September 21, 2004

PAKTEL TAKES LEGAL ACTION TO ENFORCE CONTRACT
WITH PTA REGARDING ITS GSM LAUNCH

New York, Stockholm, London and Luxembourg – September 21, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), announces that its subsidiary Paktel is today starting legal proceedings in Pakistan against the PTA (the Pakistani regulator) at the Supreme Court to enforce the contractual agreement between the parties announced on September 3, 2004.

The written agreement between Paktel and the PTA specified that, on payment of US$11.1 million, Paktel would be allowed to launch GSM services. In accordance with this agreement, Paktel paid US$11.1million to the PTA by cheque on September 7, 2004, which was cashed by the PTA on September 17, 2004. The PTA is now in breach of contract by its refusal to allow Paktel to launch GSM services and Paktel is now appealing to the Supreme Court to enforce its right to switch on its GSM network.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com